Caledonia Announces NI 43-101 Resource for Anomaly “D” and
provides Management Comments on the Nama Cobalt Project in Zambia

Toronto, Ontario – May 6, 2008: Caledonia Mining Corporation ("Caledonia") (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has received and filed an Independent Technical Report, compliant with the specifications and requirements of the Canadian National Instrument 43-101, for the “D” resource body of Caledonia’s Nama Cobalt Project.

The NI 43-101 Report.

The Report, dated May 1, 2008, is by David Grant.  It can be viewed on http://www.caledoniamining.com/technical.php and on SEDAR at: www.sedar.com.

The new NI 43-101 report concludes that resource body “D” has a potentially economic resource of cobalt and copper with lesser quantities of nickel. Drilling has traced the “D” resource body from outcrop to a minimum depth of 116 metres below surface.

The report details an Indicated Resource of 9.2 million tonnes at grades of 0.165% cobalt, 0.067% copper and 0.050% nickel, containing 15,180 tonnes of cobalt, 6,100 tonnes of copper, and 4,600 tonnes of nickel metal in-situ.

The above high grade zone of “D” lies in close proximity to, and partly contiguous with, an Inferred Resource of 54.7 million tonnes detailed in the table below.  The evaluation is based on 17 RC intersections with maximum hole spacing of 500 metres.  Exploration activities during the 2008 field season will concentrate on upgrading the category and quantum of the resources by closer spaced drilling within Resource Body D.  The area is divided into five separate Blocks.

Indicated & Inferred Resources in Resource Body “D”

Down to 50 metres below surface

Resource Category	Block	Tonnes	Grade (% metal)
			Cobalt	Copper	Nickel
Indicated	D1 (iron oxide)	9,197,000	0.165	0.067	0.050
Inferred	D1 (iron oxide)	14,323,000	0.138	0.054	0.051
Inferred	D2 (Peripheral)	9,617,000	0.041	0.019	0.017
Inferred	D3 – D5 (elluvial)	30,772,000	0.040	0.021	0.015

The “Qualified Person” for the purposes of Canadian securities laws, Mr. David Grant BSc., MSc., Pr Sci. Nat., CGEOL, FGS, FGSSA, FSAIMM, has reviewed the technical content of the above portion of this release and is satisfied that it is an accurate reflection of the findings of the Independent Technical Report prepared by Applied Geology and Mining (Proprietary) Limited, whose Managing Director is Mr. Grant.

Management Comments.

In light of these new resource figures and the potential for the mining and stripping ratio to be considerably lower than that for resource bodies “A” or “C”, Management is changing the focus of Caledonia’s efforts to resource body D.  A study, which is underway, has been expanded to incorporate resource body “D”.  Test work is currently being conducted on “D” with a view to rapidly finalizing the crushing, milling and metallurgical flow sheets and the associated operating parameters.   A programme of closer spaced in-fill drilling will be conducted during 2008 with the objective of upgrading the inferred tonnage shown above to the Indicated category.

An Independent 43-101 compliant Report on resource bodies “A” and “C” was filed on April 16, 2007.  It provides the following resource figures:

Combined Indicated Resources of Resource Bodies “A” and “C”

Resource Body	Tonnes	% Co	% Cu	% Ni
A	43,656,000	0.055	0.099	0.011
C	78,218,000	0.043	0.012	0.019
Total	121,874,000	0.047	0.043	0.016

The above estimates were prepared at a 0.02% cobalt cut-off

The “A” and “C” resource bodies contain larger tonnages, but lower grades than resource body “D”.  Internal calculations show the following comparative stripping ratios – which are much better for resource body “D”:

Resource body	Est. Mining Rate Tonnes/year	Est. Overburden Stripping Tonnes/year
“D1” & “D2”	6,000,000	2,000,000
“A”	40,000,000	48,000,000

Management believes the resources contained in the D1 indicated and inferred blocks of resource body “D”, on their own, are considered, subject to the completion of satisfactory metallurgical test work, to be sufficient to fulfill a three year period of mining and production in terms of the existing five year off-take contracts for over 10,000 tonnes of cobalt metal per annum. Some of the resource bodies comprising the “D” resource, as defined by the report, remain open-ended on strike and/or down dip.

Caledonia’s Nama Project is located on the northwestern flank of the Zambian Copperbelt, and covers a number of polymetallic oxide deposits containing cobalt, copper and nickel. In total 17 cobalt anomalies have been identified in the Nama Project area, of which five have been explored to varying extents, and three of which are now described as resource bodies with NI 43-101 compliant resources.

Approval of the Environmental Impact Statement (“EIS”) covering the proposed two alternative routes for Nama power supply and for the new access road has been received from the Environmental Council of Zambia (“ECZ”).  An EIS for the planned mining and metallurgical plant operations, covering resource bodies “A”, “C” and “D”, has been completed and submitted to the ECZ for approval.

Qualified Person:

The Qualified Person in relation to the Management Comments portion of this Release is Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, Vice-President, Exploration of the Company.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations and its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.